UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	DECEMBER 31, 2012

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Socket Mobile, Inc.
Full Name of Registrant
Former Name if Applicable
39700 Eureka Drive
Address of Principal Executive Office (Street and Number)
Newark, CA 94560
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10 Q, 10-D, N SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant filed a Form 8-K on March 4, 2013 (earliest event date reported of February 26, 2013) to report the dismissal of its independent registered public accountant (Item 4.01(a)) and the appointment of Sam Kan & Company as the newly appointed independent registered public accountant (Item 4.01(b)). The audit of the Registrant’s financial statements for the year ended December 31, 2012 commenced shortly after the appointment of Sam Kan & Company, but there has been insufficient time for the Registrant to complete the audit and complete and file its Form 10-K by the March 31, 2013 due date without incurring unreasonable effort and expense. The Registrant will complete the audit and file its Form 10-K on or before the fifteenth calendar day following the prescribed due date of March 31, 2013.

____________________________________

April 2, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6561

Ladies and Gentlemen:

We were appointed as independent registered public accountants for Socket Mobile Inc. on February 26, 2013 and commenced the audit of the financial statements for the year ended December 31, 2012 shortly thereafter.  The date of appointment left insufficient time to complete the audit and issue our opinion by the reporting date of March 31, 2013 without incurring undue effort and expense.  We expect to complete the audit and issue our opinion within 15 days of the reporting date.

Sincerely yours,

/s/ Sam Kan & Company

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Dunlap	(510)	933-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Socket Mobile, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date __April 2, 2013_________________                                     By /s/ David W. Dunlap____________